Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	13:44 26-Apr-05
Number	5349L

RNS Number:5349L
Wolseley PLC
26 April 2005

NOTIFICATION UNDER THE LISTING RULES – DIRECTORS 16.3(c)

The Wolseley Employee Share Purchase Plan 2001 (ESPP):

Following the maturity of their savings contracts, ordinary shares of 25p each (granted under the ESPP in April 2004 at an option price of 698.28 pence) have today been allotted to the under-noted directors. These will be delivered in the form of American Depository Shares in the capital of Wolseley plc:

Name	Shares
C A Banks	358 ordinary shares / 179 ADRs
F N Hord	358 ordinary shares / 179 ADRs
C A Hornsby	358 ordinary shares / 179 ADRs
R H Marchbank	358 ordinary shares / 179 ADRs

The directors' beneficial holdings have each been respectively increased as a result of these allotments.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

ENDS

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